SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                   CULP, INC.
             -----------------------------------------------------
            (Exact name of registrant as specified in its charter)



           North Carolina                              56-1001976
 ----------------------------------------------------------------------------
(State of incorporation or organization)  (I.R.S. Employer Identification No.)


                              101 South Main Street
                      High Point, North Carolina 27261-2686
              -------------------------------------------------
             (Address of principal executive offices) (Zip Code)

     If this form relates to the            If this form relates to the
     registration of a class of             registration of a class of
     securities  pursuant                   securities pursuant
     to Section 12(b) of                    to Section 12(g) of
     the Exchange Act and is                the Exchange Act and is
     effective pursuant to General          effective pursuant to General
     Instruction A.(c), check the           Instruction A.(d), check the
     following  box. X                      following  box.



 Securities Act registration statement file number to which this form relates:
                                not applicable
                                --------------
                               (If applicable)
        Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class to Be        Name of Each Exchange on Which
               So Registered              Each Class Is To Be Registered
         -------------------------        ------------------------------
     Rights for Purchase of Series A Participating Preferred Stock New York
                                 Stock Exchange

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
        -----------------------------------------------------------------
                                (Title of Class)

Item 1. Description of Registrant's Securities to be Registered

     On September 21, 1999, the Board of Directors of Culp, Inc. (the "Corporation") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.05 per share, of the Corporation (the "Common Stock") to shareholders of record at the close of business on October 12, 1999. Each Right entitles the holder to purchase from the Corporation a unit (a "Unit") consisting of one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.05 per share, of the Corporation (the "Preferred Stock") at a price of $36.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 8, 1999, as the same may be amended from time to time (the "Rights Agreement"), between the Corporation and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agent").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following public announcement that a Person or group of affiliated or associated Persons, with such exceptions as are set forth in the Rights Agreement (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten (10) Business Days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or first public announcement of the intent of a Person or group to commence, a tender offer or exchange offer that would result in a Person or group (with such exceptions as are set forth in the Rights Agreement) beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The principal exception to the definition of "Acquiring Person" is the family of Robert G. Culp, III, Chief Executive Officer and a founder of the Corporation, who currently controls more than fifteen percent (15%) of the outstanding shares of Common Stock of the Corporation. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 12, 1999 will contain a notation incorporating the Rights Agreement by reference and (iii) the transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and, under the circumstances summarized in the second succeeding paragraph, until the Rights are no longer redeemable. The Rights will expire at the Close of Business on October 12, 2009, unless earlier redeemed or exchanged by the Corporation as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

     In the event that an Acquiring Person becomes the beneficial owner of fifteen percent (15%) or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of an event set forth in this paragraph until such time as the Rights are no longer redeemable by the Corporation as set forth below.

     In the event that, following the Stock Acquisition Date, (i) the Corporation is acquired in a merger or consolidation in which the Corporation is not the surviving corporation, (ii) the Corporation engages in a merger or consolidation in which the Corporation is the surviving corporation and the Common Stock of the Corporation is changed or exchanged, or (iii) more than fifty percent (50%) of the Corporation's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time after a Person or group of affiliated or associated Persons becomes an Acquiring Person and prior to the acquisition by such Person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Person or its affiliates and associates, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a series of the Corporation's preferred stock having equivalent preferences, limitations and relative rights), per Right (subject to adjustment).

     At any time until ten (10) days following the Stock Acquisition Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to shareholders or to the Corporation, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Corporation as set forth above or in the event that the Rights are redeemed.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption may be made at such time as the Rights are not redeemable and the Final Expiration Date may not be advanced.

     As of September 28, 1999, there were 11,447,484 shares of Common Stock issued and outstanding and 891,689 shares of Common Stock reserved for issuance pursuant to outstanding options issued under the Corporation's employee benefit plans. As long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

     The Rights Agreement is filed herewith as Exhibit 1, and is incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time.

Item 2. Exhibits

Exhibit No.         Description
     1              Rights Agreement, dated as of October 8,
                    1999, between Culp, Inc. and EquiServe
                    Trust Company, N.A., as Rights Agent,
                    including the form of Articles of Amendment with respect to the Series A Participating
                    Preferred Stock included as Exhibit A to the Rights Agreement, the form of Rights
                    Certificate included as Exhibit B to the Rights Agreement and the form of Summary of Rights included as Exhibit C to the Rights
                    Agreement.

                                  SIGNATURE


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                              CULP, INC.



                         By:    /s/Phillip W. Wilson
                               -------------------------------------------------
                               Name:  Phillip W. Wilson
                                      ------------------------------------------
                               Title: Vice President and Chief Financial Officer
                                      ------------------------------------------

Date:  October 11, 1999

                                EXHIBIT INDEX


Exhibit No.         Description

     1              Rights Agreement, dated as of
                    October 8, 1999, between Culp, Inc.
                    and EquiServe Trust Company, N.A. as
                    Rights Agent, including the form of
                    Articles of Amendment with respect to
                    the Series A Participating Preferred
                    Stock included as Exhibit A to the
                    Rights Agreement, the form of Rights
                    Certificate included as Exhibit B to
                    the Rights Agreement and the form of
                    Summary of Rights included as
                    Exhibit  C to the Rights Agreement.